King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

October 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Sonia Gupta Barros

Re:	Americold Realty Trust
Draft Registration Statement on Form S-11
Submitted September 1, 2017
CIK No. 0001455863

Dear Ms. Barros:

On behalf of our client, Americold Realty Trust (the “Company”), we are submitting this letter and the following information in response to a letter dated September 29, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-11, confidentially submitted on September 1, 2017 (the “Registration Statement”). We are also concurrently filing an amended version of the Registration Statement (the “Revised Draft”). This letter together with the changes reflected in the Revised Draft respond to the Staff’s comments contained in its letter dated September 29, 2017. The Revised Draft also includes other changes that are intended to update and clarify the information contained therein.

For your convenience, this letter sets forth in italics each of the Staff’s comments before each response is given. All references, page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions contained in the Revised Draft. All capitalized terms used in this letter but otherwise not defined herein have the meanings ascribed to such terms in the Revised Draft.

Securities and Exchange Commission

October 11, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully submits that it is not eligible to use “testing the waters” communications under Section 5(d) of the Securities Act because the Company is not an “emerging growth company.” As a result, the Company has not provided written communications to any potential investors in reliance on Section 5(d) of the Securities Act.

2.	To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company undertakes to provide any additional graphics, maps, photographs and related captions or other artwork including logos to the Staff prior to any distribution of such materials to any prospective investors.

3.	We note your reference to your significant shareholders on page 65 and your disclosure on page 66 that you will be considered a “controlled company” within the meaning of the NYSE listing standards. We also note your disclosure on page 274 that your declaration of trust prohibits any person from beneficially or constructively owning shares of beneficial interest that would result in the company being closely held under Section 856(h) of the Code. Please tell us how your ownership concentration is consistent with Section 856(h) of the Code.

The closely held REIT stock ownership test in Section 856(h) of the Code requires that not more than 50% of the value of a REIT’s shares can be held, directly or indirectly, by five or fewer individuals (including certain entities treated as “individuals” for this purpose, such as private foundations). In applying this ownership test, constructive ownership rules apply that cause any Company shares held by entities—such as partnerships, LLCs, trusts or corporations—to be attributed upstream to their ultimate “individual” owners. Similarly, shares owned by domestic and foreign pension trusts are attributed out to their employee beneficiaries. Thus, the closely held test focuses on “look-through” ownership by individuals after piercing through entity stockholders. The Company’s share ownership is beneficially owned largely by institutional investors, which means that any ultimate ownership by individuals is widely dispersed and does not present a closely held issue. Further, the Company’s charter contains standard REIT “excess shares” transfer restrictions intended to preclude any individual from acquiring actual or constructive ownership in excess of a specified ownership limit and to preclude any entity shareholder from acquiring shares if such ownership would cause the Company to be “closely held” under Section 856(h).

Securities and Exchange Commission

October 11, 2017

By contrast, a “controlled company” under the NYSE listing standards is defined as a company of which more than 50% of the voting power for the election of its directors is held by a single person, entity or group, rather than the “look-through” ultimate beneficial ownership by individuals that is the focus of Section 856(h).

Summary

4.	We refer to your disclosure on pages 7, 8 and 183 regarding average return on invested capital for projects that have reached stabilization and budgeted stabilized return on invested capital. Please revise your disclosure to explain how you calculate average return and invested capital and the material assumptions you made in these calculations, such as how you determine stabilization. Please consider limiting this disclosure to page 183 where you can provide greater context.

The prospectus has been revised to reflect the Staff’s comment. We acknowledge the Staff’s comment with respect to the nature of this disclosure and have included a more detailed discussion regarding how we calculate return on invested capital for development and expansion opportunities on page 188 of the prospectus. We have eliminated our discussion of targeted and actual returns on pages 7 and 8 of the prospectus and supplemented our disclosure regarding budgeted returns on development and expansion opportunities on page 20 of the summary section of the prospectus to cross reference the more detailed discussion on page 188 of the prospectus.

Risk Factors, page 38

5.	We note the potential conflicts of interest referenced on page 267 and your risk factor disclosure on page 65 that you may invest in, or co-invest with, your affiliates. We also note your risk factor on page 65 that your significant shareholders will have significant influence over you and their actions might not be in the best interest of shareholders. Please revise to describe whether there are any competing entities affiliated with your significant shareholders.

The prospectus has been revised to reflect the Staff’s comment. Please see page 71.

Distribution Policy, page 81

6.	We note your disclosure on page 213 that you enter into month-to-month warehouse rate agreements with your customers. Please revise your disclosure, if true, to clarify that you have assumed that income and cash flows from operations from your month-to-month agreements for the twelve months ended June 30, 2018 will be substantially the same as income and cash flows from operations for month-to-month agreements for the twelve months ended June 30, 2017.

The prospectus has been revised to reflect the Staff’s comment. Please see page 88.

Securities and Exchange Commission

October 11, 2017

7.	It appears that you have made several adjustments to arrive at estimated cash flow related to your China JV. Please tell us, your justification for making these adjustments. Within your response, please tell whether the amount of cash distributions received from your JV is historically comparable to the amount of income (loss) recognized within the income statement. Additionally, please tell us whether there are any significant impediments in receiving cash distributions from your joint ventures and whether those impediments significantly affect management’s ability to fund cash distributions to shareholders.

The Company’s estimated cash flow includes adjustments for the following items related to the China JV: (i) real estate depreciation on China JV, (ii) non-real estate depreciation and amortization on China JV, and (iii) China JV impairment. The Company holds a 49% interest in the China JV and accounts for this investment using the equity method of accounting. The Company believes these adjustments are appropriate add-backs for estimated cash flow as each is a non-cash item. The joint venture historically has operated at a loss for GAAP purposes and the Company has never received a cash distribution from the China JV and, accordingly, there is no comparable cash distribution to the amounts recognized on the Company’s income statement. As such, the Company respectfully submits that it has not relied on distributions from the China JV in determining its estimated cash flow for the period presented and does not believe the lack of distributions will affect management’s ability to fund cash distributions to shareholders. Currently, the Company’s only other joint venture is a domestic joint venture where there are no significant impediments to receiving distributions.

8.	Please provide additional information on the appropriate of several adjustments made by management to arrive at estimate cash flow. Specifically, provide to us management’s basis for making the following adjustments, including how they were calculated:

a. Non-recurring operating costs of idled sites

b. Normalized contribution from business interruption site

c. Strategic alternative costs

d. Severance costs

e. Lease termination costs

The Company’s respectfully submits the following information as its basis for making the adjustments noted in the Staff’s comment:

a. Non-recurring operating costs of idled sites

•	Please see the Company’s revised disclosure on pages 87 and 88 of the prospectus. The Company has renamed this adjustment in the Revised Draft to “loss on idled sites.” This adjustment relates to anticipated incremental cash expenses the Company will incur in connection with idling these sites.

b. Normalized contribution from business interruption site

Securities and Exchange Commission

October 11, 2017

•	Please see the Company’s revised disclosure on page 87 of the prospectus. The Company has eliminated this positive adjustment in the prospectus because the Company calculated the amount of the adjustment to be immaterial based on the timing of the disruption and schedule of normalized operations as compared to the contemplated offering.

c. Strategic alternative costs

•	The Company’s controlling shareholder has evaluated a number of significant strategic alternatives to recapitalize its investment in the Company since 2014. These costs relate primarily to third party professional fees and expenses incurred in preparation of such initiatives which the Company does not expect to incur following the completion of the offering contemplated by the prospectus.

d. Severance costs

•	As referenced in the prospectus, the Company has undertaken a number of important initiatives over the last several years, including by assembling a new and talented senior management team based on their experience in the real estate, food and logistics industries. This initiative has resulted in severance costs with respect to prior management. With its new management team in place, the Company believes that the historical severance costs associated with assembling its new management team will not be incurred during the estimated period.

•	As referenced in the prospectus, another important initiative the Company has undertaken over the last several years includes exiting or selling non-strategic warehouses. The Company undertook this initiative to increase the efficiency of its network. The activities included reduction in workforce plans for the sites with respect to which the Company disposed of or terminated its operations. These reductions in force have been completed.

e. Lease termination costs

•	Please see the Company’s revised disclosure on page 87 of the prospectus. The Company has eliminated this positive adjustment in the prospectus

Securities and Exchange Commission

October 11, 2017

9.	Please disclose the currency exchange rates used to calculated your adjustments and why assuming the currency exchange rates as of June 30, 2017 was more appropriate than a blended rate or average rate that is used elsewhere in your document.

The prospectus has been revised to reflect the Staff’s comment; the currency exchange rate adjustment and the corresponding footnote have been eliminated from the adjustment table set forth in the section of the prospectus entitled “Distribution Policy.”

10.	We noticed that you have made an adjustment for the anticipated contribution for a newly acquired warehouse. Please tell us whether you have made any adjustments for recently disposed of properties. If you have not, please tell us the basis for management’s exclusion of this adjustment.

As referenced in the prospectus, an initiative undertaken by the Company in the last several years has been to exit or sell non-strategic warehouses. As part of this initiative, the Company disposed of four properties within its network during the periods used for determining its estimated cash flow. Each of these properties operated at a loss and negatively impacted contribution (net operating income). Accordingly, the disposition of these properties is not anticipated to result in a reduction to the Company’s estimated cash flow.

11.	Please tell us why you have not included adjustments for operating cash flow changes expected in the next 12 months, such as contracts expiring in the next 12 months, improvement costs contractually required in the next 12 months, and scheduled loan principal amortization payments. Additionally, to the extent there are any contracts that expired during the past 12 months that have not been renewed, please tell us why you have not included an adjustment for these expired leases.

The Company enters into contracts with its warehouse customers that may include one of three potential types of general fee arrangements: (i) month-to-month payment arrangements, (ii) fixed storage commitment arrangements or (iii) rent under a lease.

In a month-to-month payment arrangement, the customer pays rent and storage fees and handling fees on an as-utilized basis. Storage and rent are charged based on space used and handling is charged based on the throughput of the customer. The prospectus has been revised to reflect the Staff’s comment with respect to comment number 6 above on assumptions underlying our month-to-month contracts, which the Company respectfully submits addresses the impact on operating cash flow changes as well. Please see page 88 of the prospectus.

The Company has recently sought, where appropriate, to transition from month-to-month arrangements with its customers to fixed storage commitment contracts with its customers. The fixed storage commitment relationships are primarily with the Company’s largest customers where the Company has long-standing relationships. Further, to the extent that a fixed storage relationship were to expire without renewal of

Securities and Exchange Commission

October 11, 2017

the fixed commitment, the Company would expect the customer to convert to a month-to-month relationship as opposed to completely removing its products from the Company’s network given the cost and expense of transitioning to a new facility. Accordingly, the Company does not believe that an adjustment is necessary to take into account expiring fixed storage commitment contracts during the estimated period.

The Company also enters into lease arrangements, but on a significantly smaller scale as compared to its month-to-month or fixed storage defined contracts. These leases primarily consist of facility-leased warehouses (e.g., where the entire facility is leased to a customer) and leases for rooms or portions of warehouses otherwise operated by the Company. Consistent with its fixed storage defined contracts, the Company would anticipate that, if not renewed, the space would be converted and operated by the Company with the same or a comparable customer. This is particularly true in regard to facility leased warehouses which are often adjacent or connected to the customer’s operations. On this basis, the Company does not believe that an adjustment is necessary to take into account expiring leases during the estimated period.

With regard to tenant improvements, the Company’s annual provision for recurring maintenance capital expenditures includes items that would be considered tenant improvements for other REITs. For example, our recurring maintenance capital expenditures adjustment includes the re-racking of our warehouses, implementing energy efficiency projects and other comparable items. On this basis, the Company does not believe further negative adjustment is necessary.

With regard to the Staff’s comment with respect to principal amortization payments, the Company respectfully submits that no adjustment is necessary. This view is based on the Company’s expectation that any principal amortization payments would be funded through the refinancing of the relevant indebtedness or a draw under the Company’s new senior secured revolving credit facilities to be entered into in connection with the consummation of the offering.

12.	Please revise to add a line item that discloses your total estimated initial annual distribution as well.

The prospectus has been revised to reflect the Staff’s comment. Please see page 88.

Capitalization, page 86

13.	Please provide to us a reconciliation of the amounts presented within your capitalization table to your interim financial statements as of June 30, 2017.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 90 of the prospectus. As revised, all amounts disclosed in the capitalization table directly correspond to the Company’s interim financial statements as of June 30, 2017 except for the items reconciled below:

Securities and Exchange Commission

October 11, 2017

Capitalization table captions
Mortgage notes	$768,627
Term loans	999,050
Reconciling items
Discount and deferred financing costs	35,552

As disclosed in interim financial statements
Mortgage notes and term loans—net of discount and deferred financing costs	$1,732,125

14.	We note you intend to use the net proceeds from this offering, together with the borrowings under the new senior secured credit facilities, to repay indebtedness incurred under our Senior Secured Term Loan B Facility and to replace your existing Senior Secured Credit Facilities. In that regard, please tell us and disclose the amount and the term details of these new senior secured credit facilities. Also, explain to us if you plan to reflect these new facilities in the “pro forma as adjusted column” in the capitalization table.

As of the date of this response letter, the Company has not yet finalized the proposed terms of its new senior secured credit facilities. The Company acknowledges the Staff’s comment and confirms that, once the terms of the new senior secured credit facilities have been established, it will (i) send a supplemental letter to the Staff under separate cover describing the amount and the term details relating to the new senior secured credit facilities and (ii) revise the prospectus to address the Staff’s comment. The Company intends to reflect the new senior secured credit facilities in the “pro forma as adjusted column” of the capitalization table, and will revise the prospectus accordingly once the terms of such facilities have been established.

Dilution, page 88

15.	You disclose that your dilution table has given effect to the redemption of all 125 outstanding Series A preferred shares, the automatic conversion of all 375,000 outstanding Series B preferred shares, and the cashless exercise of all outstanding warrants to purchase 18,574,619 upon the offering. As such, please present separately the dilution impact resulting from these transactions before arriving at the Pro Forma net tangible book value per share after the offering.

The prospectus has been revised to reflect the Staff’s comment. Please see page 92.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 111

16.	We note your disclosure throughout that you actively seek to renew agreements with existing customers and that non-renewals may impact your results. Please consider providing disclosure on your historical renewal rates for your customer contracts.

The prospectus has been revised to reflect the average annual renewal rate for expiring defined contracts with fixed storage commitments with our 50 largest customers (by revenues) in our warehouse segment. Please see pages 19.

Securities and Exchange Commission

October 11, 2017

Historically Significant Customer, page 114

17.	We note that one customer accounted for more than 10% of your total revenues in the last three years. Please consider providing additional disclosure on this significant customer, including the name of the customer and the terms of your agreements and arrangements with the customer.

The Company respectfully submits to the Staff that a significant percentage of the revenue attributable of this customer is attributable to GAAP gross revenue presentation requirements of expenses reimbursed in managing warehouses on behalf of the customer. More specifically, 93%, 92% and 91% of the revenue attributable to this customer for the years ended December 31, 2016, 2015 and 2014 was attributable to expense reimbursements. The revenue is offset by matching expenses included in the Company’s third-party managed segment cost of operations. On this basis, the Company does not believe additional disclosure regarding the customer is material to the investment decision of potential investors in the offering.

Same Store Analysis, page 115

18.	Please tell us how the changes in ownership structure would impact comparability necessitating the exclusion of these warehouses from your same store metrics.

The Company respectfully directs the Staff to the Company’s revised disclosure on pages 87 and 121 of the prospectus. The Company believes that changes in the ownership structure of a warehouse may impact the comparability of the operating performance of the warehouse on a period-over-period basis and, where this occurs, it is appropriate to remove the relevant warehouse from the set of same store data. As an example, in instances where a warehouse is leased under an operating lease for GAAP purposes in an initial period and subsequently acquired in a later period, the expenses associated with the operating lease would not be reflected in the later period performance. The absence of these expenses in the comparison of the warehouse may overstate the actual performance of the warehouse in the later period. On this basis, the Company believes it would be appropriate to exclude the warehouse from the set of same store data.

19.	Please disclose the number of warehouse excluded from your same store metrics for each period presented and any movement in and out of the same store population from period to period.

The prospectus has been revised to reflect the Staff’s comment. Please see page 121.

Constant Currency Metrics, page 116

20.	Please disclose the average foreign exchange rates used to adjust your operating results and how these rates correlate to the exchange rates of the end of periods presented.

The prospectus has been revised to reflect the Staff’s comment. Please see page 118.

Securities and Exchange Commission

October 11, 2017

Physical Network Occupancy, page 207

21.	Please revise your disclosure to explain what you mean by “as-if racked basis” and describe any material assumptions you make in estimating unracked space on an as-if racked basis.

The prospectus has been revised to reflect the Staff’s comment. Please see page 216.

Nature of our Customer Contracts, page 212

22.	With respect to your facility leased warehouse contracts, please revise to disclose the average length of your contracts and average time until expiration.

The prospectus has been revised to reflect the Staff’s comment. Please see page 224.

23.	Please also consider providing lease expiration schedules for your defined contracts and lease warehouse contracts on a portfolio basis. We specifically note your disclosure on page 205 that as of June 30, 2017, 29 contracts with your 50 largest customers featured fixed storage commitments and had a weighted average remaining term of 3.2 years. Refer to Item 15(f) of Form S-11 as a guide.

The prospectus has been revised to incorporate lease expiration schedules with respect to fixed storage commitments of the Company’s 50 largest customers and leases. The Company believes that this disclosure is the most meaningful to prospective investors in the offering as it covers the substantial majority of the revenue attributable to defined contracts with fixed storage commitments. With respect to the defined contracts, the square footage components of the table have been converted to occupied pallet positions to more closely reflect the nature of these arrangements utilizing the methodology contained in the prospectus for racked and unracked space. The Company believes that the disclosure as presented is the most meaningful for potential investors in the offering.

24.	We note that you lease your facility leased warehouses under triple net leases. Please revise your disclosure to discuss how you monitor the credit quality of your tenants.

The prospectus has been revised to reflect the Staff’s comment. Please see page 223.

Securities and Exchange Commission

October 11, 2017

Americold Realty Trust Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-14

Warehouse Revenue, page F-15

25.	Please tell us how your cost model for allocating considerations in bundled warehousing agreements complies with ASC 605.

Bundled warehousing agreements include storage and handling related deliverables. The Company concluded that the separability criteria of ASC 605-25-25-5 have been met because each service has standalone value to the customer and delivery and performance of undelivered items are within the Company’s control. The amount allocated to each deliverable is fixed and determinable as specified in SAB Topic 13. Consistent with ASC 605-25-30-2 the Company utilizes the best estimate of selling price to allocate pricing to storage and handling under our customer agreements. Storage and handling services are typically not sold separately; therefore, the Company cannot establish VSOE of selling price. Also, the Company is not aware of any third-party evidence with separate pricing for similar services. As indicated in the “Industry Overview” of the prospectus, the Company has the largest market share of temperature-controlled warehouses in the United States and globally; therefore, we assert that our pricing sets the market price.

The Company’s selling prices are established to achieve a desired margin for both handling and storage services utilizing a cost plus model. Selling price varies based on estimated customer volumes, nature of our customers’ products, level of labor required to fulfill customer needs, and regional specific costs (e.g., utility and labor rates).

Total annual revenue recognized under bundled warehouse agreements was approximately $91.0 million, $96.7 million, and $93.1 million as of December 31, 2016, 2015, and 2014, representing 6.1%, 6.5%, and 6.2% of total revenues, respectively. All revenue is recognized in the “Rent, storage, and warehouse services revenue” financial statement line item in our Consolidated Statements of Operations and average customer inventory turns are less than 30 days. Therefore, all revenue related to bundled warehousing agreements is recognized in the appropriate financial statement line item and within the appropriate period, in all material respects. Additionally, the Company has entered into only one new blended rate customer agreement in 2016 for total revenue of $0.2 million and two new blended rate customer agreements in 2015 for total revenue of $0.4 million. The Company intends to enter into contracts with separate pricing for each deliverable for all new customer contracts going forward.

Due to immateriality, in prospective filings, the Company will omit the sentence reading “In a few instances where the Company provides rental, storage and warehouse services under the terms of a bundled warehousing agreement, the Company uses a cost model to allocate the considerations related to the rental of temperature-controlled storage space and warehousing service deliverables.”

Securities and Exchange Commission

October 11, 2017

China Merchants Americold Holdings Company Limited Audited Consolidated Financial Statements

Independent Auditor Report, page F-114

26.	Please have the auditor revise its report with respect to 2014 consolidated financial statements to provide the city and state where the report was issued. Please have a similar change made to the report of the independent auditor of China Merchants Americold Logistics Company Limited.

The prospectus has been revised to reflect the Staff’s comment.

Exhibits

27.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions in the next amendment, please provide a draft copy for us to review.

The Company acknowledges the Staff’s comment and will supplementally provide drafts of Exhibit 5.1, Opinion of Venable LLP and Exhibit 8.1, Opinion of King & Spalding LLP under separate cover. The Company undertakes to file all remaining exhibits prior to requesting acceleration of the effectiveness of the Registration Statement and to give the Staff sufficient time to review the exhibits once filed.

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Securities and Exchange Commission

October 11, 2017

If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ C. Spencer Johnson, III

C. Spencer Johnson, III

cc:	Becky Chow
Kevin Woody
Rahul K. Patel
(Securities and Exchange Commission)

Fred Boehler
Marc Smernoff
Tom Novosel
(Americold Realty Trust)

Keith Townsend
Peter Genz
Gibbs Fryer
(King & Spalding LLP)

Edward F. Petrosky
J. Gerard Cummins
(Sidley Austin LLP)